UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

REMY INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

759663107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759663107

1	Names of Reporting Persons. i.r.s. Identification Nos. of above persons (entities only). rehan jaffer
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	sec Use Only __________________________________________________________________________
4	Citizenship or Place of Organization UNITED STATES OF AMERICA

5	Sole Voting Power 0
6	Shared Voting Power 2,912,070
7	Sole Dispositive Power 0
8	Shared Dispositive Power 2,912,070

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,912,070
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____________________
11	Percent of Class Represented by Amount in Row (9) 9.1%[1]
12	Type of Reporting Person (See Instructions) IN

1 The percentages reported in this Schedule 13G are based upon 31,867,847 shares outstanding as of October 30, 2012 (according to the Form 10-Q filed by the issuer on November 11, 2012).

CUSIP No. 759663107

1	Names of Reporting Persons. i.r.s. Identification Nos. of above persons (entities only). H Partners, lp
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	sec Use Only __________________________________________________________________________
4	Citizenship or Place of Organization Delaware

5	Sole Voting Power 0
6	Shared Voting Power 1,663,988
7	Sole Dispositive Power 0
8	Shared Dispositive Power 1,663,988

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,988
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____________________
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 759663107

1	Names of Reporting Persons. i.r.s. Identification Nos. of above persons (entities only). H Partners Capital, LLc
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	sec Use Only __________________________________________________________________________
4	Citizenship or Place of Organization Delaware

5	Sole Voting Power 0
6	Shared Voting Power 1,663,988
7	Sole Dispositive Power 0
8	Shared Dispositive Power 1,663,988

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,988
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____________________
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 759663107

1	Names of Reporting Persons. i.r.s. Identification Nos. of above persons (entities only). H Partners management, LLc
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	sec Use Only __________________________________________________________________________
4	Citizenship or Place of Organization Delaware

5	Sole Voting Power 0
6	Shared Voting Power 2,912,070
7	Sole Dispositive Power 0
8	Shared Dispositive Power 2,912,070

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,912,070
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____________________
11	Percent of Class Represented by Amount in Row (9) 9.1%
12	Type of Reporting Person (See Instructions) OO

Item 1

(a)	Name of Issuer:
Remy International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
600 Corporation Drive Pendleton, Indiana 46064

  Item 2

(a)-(c)	Name of Person Filing, Principal Business Address and Citizenship:

H Partners Management, LLC
888 Seventh Avenue, 29th Floor
New York, New York 10019
Delaware limited liability company

H Partners, LP
888 Seventh Avenue, 29th Floor
New York, New York 10019
Delaware limited partnership

H Partners Capital, LLC
888 Seventh Avenue, 29th Floor
New York, New York 10019
Delaware limited liability company

Rehan Jaffer
888 Seventh Avenue, 29th Floor
New York, New York 10019
United States of America

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(d)	Title of Class of Securities:
COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(e)	CUSIP Number:
759663107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
H Partners Management, LLC – 2,912,070
H Partners, LP – 1,663,988
H Partners Capital, LLC – 1,663,988
Rehan Jaffer – 2,912,070
(b)	Percent of class:
H Partners Management, LLC – 9.1%
H Partners, LP – 5.2%
H Partners Capital, LLC – 5.2%
Rehan Jaffer – 9.1%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
H Partners Management, LLC – 0 H Partners, LP – 0 H Partners Capital, LLC -- 0 Rehan Jaffer – 0

(ii)	Shared power to vote or to direct the vote
H Partners Management, LLC – 2,912,070 H Partners, LP- 1,663,988 H Partners Capital, LLC – 1,663,988 Rehan Jaffer – 2,912,070
(iii)	Sole power to dispose or to direct the disposition of
H Partners Management, LLC – 0 H Partners, LP – 0 H Partners Capital, LLC -- 0 Rehan Jaffer - 0
(iv)	Shared power to dispose or to direct the disposition of
H Partners Management, LLC – 2,912,070 H Partners, LP- 1,663,988 H Partners Capital, LLC – 1,663,988 Rehan Jaffer – 2,912,070

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

H PARTNERS MANAGEMENT, LLC

By: /s/ Rehan Jaffer______________________

Name/Title: Rehan Jaffer/Managing Member

H PARTNERS, LP

By: H Partners Capital, LLC, its General Partner

By: /s/ Rehan Jaffer______________________

Name/Title: Rehan Jaffer/Managing Member

H PARTNERS CAPITAL, LLC

By: /s/ Rehan Jaffer______________________

Name/Title: Rehan Jaffer/Managing Member

REHAN JAFFER

By: /s/ Rehan Jaffer______________________ Name/Title: Rehan Jaffer